February 24, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: KEEMO Fashion Group Ltd.

Registration Statement on Form S-1/A

Filed January 18, 2023

File No. 333-267967

To the men and women of the SEC:

On behalf of KEEMO Fashion Group Ltd., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 6, 2023, addressed to Ms. Liu Lu, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on January 18, 2023.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page, page i

1. We note your response to comment 4. Please state on the cover page and in the prospectus summary that you have no cash management policies that dictate how funds are transferred. Please provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Company Response:

We have amended the cover page and prospectus summary section accordingly.

2. We note your revised disclosure in response to comment 2. Please revise your disclosure to reflect the December 15, 2022 updates announced by the PCAOB relating to its ability to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. Please also revise to reflect the adoption of the Consolidated Appropriations Act which amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the Commission must impose an initial trading prohibition from three years to two years. Please make similar revisions throughout wherever you include a similar discussion, such as in the risk factor on page 4.

Company Response:

We have amended the cover page, the prospectus summary, and we have added a risk factor on page 9.

3. We note your revised disclosure in response to comment 3 and reissue. Please discuss whether there are limitations on your ability to transfer cash between you and your investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. Your current disclosure discusses restrictions on sending money from the PRC to the United States and potential limitations on the ability of your Chinese customers or investors to remit payment. Please expand your discussion to include your ability to transfer cash to your investors. Please expand your disclosure in the Prospectus Summary and discuss the issue in your summary risk factors and risk factors sections, as well.

Company Response:

We have amended the cover page and the prospectus summary page accordingly.

Prospectus Summary, page 1

4. We note your revised disclosure in response to comment 5. Please revise your disclosure so each summary risk factor related to your operations in China includes a cross-reference to the relevant individual detailed risk factor.

Company Response:

We believe that the risk factors are cross referenced in the Prospectus Summary at the bottom of page 1. Please see the header below which precludes the cross references:

“Our business is subject to a number of risks. You should be aware of these risks before making an investment decision. These risks are discussed more fully in the section of this registration statement titled “Risk Factors”. These risks include, among others, the following:”

5. We note your revised disclosure in response to comment 6 and reissue in part. Disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals operate your business. If true, state as much and explain why such an opinion was not obtained.

Company Response:

We have amended the prospectus summary accordingly.

6. Your disclosure says that you believe you are not currently required to obtain approval from Chinese authorities, including the CSRC or the CAC, to offer securities to foreign investors. With respect to the CSRC approval, please disclose why you believe you are not required to obtain such approval, and the basis on which you made that determination. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals, including approvals from the CSRC or CAC, to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. Further, in your discussion of the Draft Rules Regarding Overseas Listing, please discuss whether these rules, if implemented, might subject you to the filing requirements with the CSRC for this offering and listing or prohibit this offering or a future offering.

Company Response:

We have amended the prospectus summary accordingly.

Description of Business, page 16

7. We note your revised disclosure in response to comment 16. Please indicate whether the supplier and customers are located in China. Enforcement of Civil Liabilities under United States Federal Securities Laws, page 17

Company Response:

We have added the requested information in the Prospectus Summary and on page 17.

8. We note your revised disclosure in response to comment 23. Please expand your discussion to disclose whether or not investors may bring actions under the civil liability provisions of the U.S. Federal securities laws against the sole officer and director, and whether investors may enforce these civil liability provisions when the assets of the issuer or officer or director are located outside of the United States. Ensure your disclosure addresses the ability to effect service of process, to enforce judgments obtained in U.S. courts against foreign persons, the ability to enforce in foreign courts judgments of U.S. courts, and the investor's ability to bring an original action in an appropriate foreign court to enforce liabilities against the officer or director based upon the U.S. Federal securities laws. Currently, your disclosure focuses on claims brought against the company, rather than the sole officer and director.

Company Response:

We have have added a risk factor on page 5 and we have amended page 17 accordingly.

General

9. We note your disclosure stating that "the PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence the operations of our PRC subsidiary..." Please provide additional disclosure related to your PRC subsidiary and its function in your business.

Company Response:

All statements pertaining to the Company having a subsidiary were clerical errors and have been removed accordingly.

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 24, 2023

/s/ Liu Lu

Liu Lu

Chief Executive Officer